Troutman Sanders LLP 5 Park Plaza, Suite 1400 Irvine, CA 92614-2545 troutman.com

Larry A. Cerutti

949.622.2710

larry.cerutti@troutman.com

April 8, 2019

BY EDGAR

Jan Woo, Esq., Legal Branch Chief

Edwin Kim, Esq., Staff Attorney

Division of Corporation Finance Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ConversionPoint Holdings, Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed April 1, 2019 File No. 333-228857

Dear Ms. Woo and Mr. Kim:

On behalf of ConversionPoint Holdings, Inc. (the “Company”), please find attached a marked to show changes version to the above-referenced Registration Statement in response to the oral comments of the staff of the United States Securities and Exchange Commission (the “Commission”). The attached changes will be reflected in the final prospectus to be filed with the Commission pursuant to Rule 424(b)(3).

Sincerely yours,

/s/ Larry A. Cerutti

Larry A. Cerutti

cc:	Robert Tallack, ConversionPoint Holdings, Inc.

Raghu Kilambi, ConversionPoint Holdings, Inc.

Bardia Moayedi, Troutman Sanders LLP

Jeremy Siegfried, Porter Wright Morris & Arthur LLP

Matthew P. Navarre, Porter Wright Morris & Arthur LLP

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEET

OF CONVERSIONPOINT AND INUVO

As of December 31, 2018

	Historical ConversionPoint Technologies, Inc.	Historical Inuvo, Inc.	Pro Forma Adjustments (a)	Pro Forma Adjustments (b)	Pro Forma Adjustments (c)	Pro Forma Adjustments (d)	Pro Forma Adjustments (e)	Pro Forma Adjustments (f)	Pro Forma Adjustments (g)	Pro Forma Amounts
Cash and cash equivalents	2,282,526	228,956	36,000,000	(3,060,500)	(5,853,351)	(15,911,414)	-	-	-	13,686,217
Accounts receivable, net	4,904,667	6,723,349	-	-	-	-	-	-	-	11,628,016
Inventories	129,853	-	-	-	-	-	-	-	-	129,853
Prepaid expenses and other current assets	530,561	259,712	-	-	-	-	-	-	-	790,273
Total current assets	7,847,607	7,212,017	36,000,000	(3,060,500)	(5,853,351)	(15,911,414)	-	-	-	26,234,359

Property and equipment, net	602,270	2,123,672	-	-	-	-	-	-	-	2,725,942
Other assets	159,812	35,170	-	-	-	-	-	-	-	194,982
Intangible assets, net	16,428,127	9,441,681	-	-	-	-	42,658,319	-	-	68,528,127
Goodwill	23,923,248	9,853,342	-	-	-	-	20,760,656	-	-	54,537,246

Total Assets	48,961,064	28,665,882	36,000,000	(3,060,500)	(5,853,351)	(15,911,414)	63,418,975	-	-	152,220,656

Accounts payable	2,834,098	9,499,541	-	-	-	-	-	-	-	12,333,639
Accrued expenses and other current liabilities	3,151,216	2,489,834	-	-	-	-	-	-	-	5,641,050
Deferred revenue	1,198,324	-	-	-	-	-	-	-	-	1,198,324
Financed receivables	-	1,859,853	-	-	(1,859,853)	-	-	-	-	-
Notes payable - related party	425,000	-	-	-	-	-	-	-	-	425,000
Notes payable	1,829,004	1,250,000	-	-	(3,079,004)	-	-	-	-	-
Convertible notes payable	125,000	-	-	-	-	-	-	-	-	125,000
Bridge notes payable	2,395,000	-	-	-	-	-	-	-	-	2,395,000
Loan payable	79,498	-	-	-	-	-	-	-	-	79,498
Total current liabilities	12,037,140	15,099,228	-	-	(4,938,857)	-	-	-	-	22,197,511

Deferred Tax Liability	-	2,339,832	-	-	-	-	(2,339,832)	-	-	-
Notes payable	914,494	-	-	-	(914,494)	-	-	-	-	-
Other long-term liabilities	-	193,007	-	-	-	-	-	-	-	193,007

Total Liabilities	12,951,634	17,632,067	-	-	(5,853,351)	-	(2,339,832)	-	-	22,390,518

Treasury stock	-	(1,396,559)	-	-	-	-	1,396,559	-	-	-
Common stock	1,500	32,813	-	-	-	-	(32,813)	-	24,305	25,805
Additional paid-in capital	70,376,360	138,867,455	36,000,000	(3,060,500)	-	(15,911,414)	(62,074,833)	9,499,531	(24,305)	173,672,294
Accumulated deficit	(34,368,430)	(126,469,894)	-	-	-	-	126,469,894	(9,499,531)	-	(43,867,961)
Total Stockholders' Equity	36,009,430	11,033,815	36,000,000	(3,060,500)	-	(15,911,414)	65,758,807	-	-	129,830,138
Total Liabilities and Stockholders' Equity	48,961,064	28,665,882	36,000,000	(3,060,500)	(5,853,351)	(15,911,414)	63,418,975	-	-	152,220,656

 The accompanying notes are an integral part of these unaudited pro forma combined condensed consolidated financial statements

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UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENTS

OF OPERATIONS OF CONVERSIONPOINT TECHNOLOGIES INC. AND INUVO, INC.
For the year ended December 31, 2018

	Historical ConversionPoint Technologies, Inc.	Historical Inuvo, Inc.	Pro Forma Adjustments (i)	Pro Forma Adjustments (j)	Pro Forma Adjustments (k)	Pro Forma Adjustments (l)	Pro Forma Adjustments (m)	Notes	Pro Forma Amounts
Net revenues	$39,780,941	$73,330,642	$-	$-	$-	$-	$-		$113,111,583
Cost of revenues	29,898,887	29,921,482	-	-	-	-	-		59,820,369
Gross profit	9,882,054	43,409,160	-	-	-	-	-		53,291,214
Operating expenses
Sales & marketing expenses	2,920,030	34,870,633	-	-	-	-	-	(h)	37,790,663
General and administrative expenses	28,721,023	12,642,570	-	-	-	-	(1,166,862)	(h)	40,196,731
Amortization of intangibles assets	4,483,121	1,366,337	-	-	-	7,833,663	-	(h)	13,683,121
Total operating expenses	36,124,174	48,879,540	-	-	-	7,833,663	(1,166,862)		91,670,515

Operating income (loss)	(26,242,120)	(5,470,380)	-	-	-	(7,833,663)	1,166,862		(38,379,301)

Interest expense, net	7,306,092	420,452	(12,500)	(1,267,231)	(339,000)	-	-		6,107,813
Loss from continuing operations before taxes	(33,548,212)	(5,890,832)	12,500	1,267,231	339,000	(7,833,663)	1,166,862		(44,487,114)
Income tax expense (benefit)	(308,719)	-	-	-	-	-	-	(n)	(308,719)
Net income (loss) from continuing operations	(33,239,493)	(5,890,832)	12,500	1,267,231	339,000	(7,833,663)	1,166,862		(44,178,395)
Net income (loss) from discontinued operations	-	-	-	-	-	-	-		-
Net income (loss)	$(33,239,493)	$(5,890,832)	$12,500	$1,267,231	$339,000	$(7,833,663)	$1,166,862		$(44,178,395)
Net income per share, basic and diluted	$(2.43)	$(0.19)							$(1.71)
Weighted-average shares outstanding, basic and diluted	13,676,220	31,019,623							25,805,497

The accompanying notes are an integral part of these unaudited pro forma combined condensed consolidated financial statements

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c)	To record the payment of debt, which is due at the time of the IPO:
i.	Financed receivables:	$1,859,853
ii.	Notes payable from Inuvo:	$1,250,000
iii.	Notes payable from ConversionPoint	$2,743,498
		$5,853,351
d)	To record the cash to close the deal, which is $0.45 per share with 35,358,698 outstanding shares or $15,911,414.
e)	To record the preliminary purchase price allocation.
f)	To record the accelerated vesting of ConversionPoint and Inuvo RSUs upon the IPO. ConversionPoint has 928,893 RSUs at $9.21 a share for a total of compensation expense of $8,555,105 and Inuvo has compensation costs note yet recognized of $944,426. The total additional compensation expense for both entities is $9,499,531. Additionally, the Company excluded the compensation expense related to the restricted stock units from the adjustment to the Unaudited Pro Forma Combined Condensed Consolidated Statement of Operations of ConversionPoint Technologies Inc. and Inuvo, Inc as they are nonrecurring expenses and do not have a continuing impact on the business.
g)	To record the stockholders' equity balances at the time the mergers take place.

Unaudited Pro Forma Combined Condensed Statement of Operations

Conforming Reclassifications Between ConversionPoint and Inuvo:

The following reclassifications have been made to the presentation of Inuvo’s historical consolidated financial statements to conform to ConversionPoint’s presentation:

h)	A portion of the compensation and selling, general, and administrative operating expenses of Inuvo’s books was reclassified to sales and marketing, general and administrative, and amortization of intangibles assets to conform to ConversionPoint operating expenses presentation.

Pro Forma Adjustments

i)	Reflects pro forma adjustment to interest expense for the ConversionPoint convertible note, which was assumed to be converted on January 1, 2018, and therefore, the interest expense related to the convertible note payable was reduced.
j)	Reflects pro forma adjustment to interest expense for the ConversionPoint note payable, which was assumed to be paid off on January 1, 2018, and therefore, the interest expense related to the note payable was reduced.
k)	Reflects the pro forma adjustments to interest expense for the Inuvo financed receivables and notes payable, which are required to be paid with a change in control assumed to be effective January 1, 2018, and therefore, the interest expense related to the financed receivables and notes payable needs to be reduced.
l)	Represents estimated increase in amortization of intangible assets of $7,833,663 related to the fair value adjustment of intangible assets acquired.
m)	To remove the acquisition costs for both ConversionPoint and Inuvo related to the mergers, which were previously recorded in the statement of operations.
n)	No net income tax benefit because of the full valuation allowance.

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